November 1, 2013

Via EDGAR

Jeff Long

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Selected Filings by Praxis Mutual Funds
Investment Company Act File No. 811-08056; CIK 0000912900

Dear Mr. Long:

On behalf of the Praxis Mutual Funds (the “Trust”), I am responding to the comments you provided to me via telephone on September 24, 2013. Each comment is listed below with a corresponding response.

Edgar Filings Generally:

1.	Comment: Please update the series and class entries on Edgar to reflect the appropriate status of Core Stock Fund and International Equity Fund, former series of the Trust.

Response: The requested change will be made.

Annual Report for the period ended December 31, 2012

1.	Comment: Statements of assets and liabilities – Please confirm that, in accordance with Item 6-04 of Regulation S-X, any fees payable to a trustee of the Trust as of the period end would be broken out separately on the statements of assets and liabilities for the Trust.

U.S. Securities and Exchange Commission 11/1/13 Page 2

Response: I confirm that the Trust is aware of this requirement and, if applicable, the payable item would be listed separately. I have confirmed that no such items were outstanding as of December 31, 2012.

2.	Comment: Schedule of Portfolio Investments for Genesis Portfolios – Please consider separating the “Mutual Funds” category into sub-categories by asset type of the underlying fund (such as equity, fixed income, alternatives, cash) with appropriate sub-headings.

Response: The requested change will be made.

3.	Comment: Schedule of Portfolio Investments for International Index Fund – Please add a summary table after the Schedule of Investments that summarizes the portfolio investments of the Fund by industry classification.

Response: The requested change will be made.

Prospectus dated April 30, 2012

1.	Comment: Annual Fund Operating Expenses Tables – In footnote 2, which describes contractual fee limitations and excluded items, please clarify what is meant by the phrase “costs relating to such services.”

Response: The phrase, which is contained in the applicable expense limitation contracts, comprises bona fide legal and Trustee expenses and is intended to cover expenses (e.g., approved travel-related expenses for attendance at board meetings) as distinguished from “fees.” In response to the comment, the phrase “Trustee fees, legal fees, costs relating to such services” within the footnote will be changed to “Trustee fees and expenses, legal fees and expenses.”

We acknowledge that (1) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (2) comments by the Staff of the SEC or changes to the disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission 11/1/13 Page 3

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions regarding the responses set forth above, please contact me at 860-524-3937.

Sincerely,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Fund Counsel, Praxis Mutual Funds